Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 CNBC Squawk on the Street Coverage Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 L3 and Harris agree to largest defense merger ever https://www.cnbc.com/video/2018/10/15/l3-and-harris-agree-to-largest-defense-merger-ever-military- aerospace-mergers-contractor-deal.html or https://www.youtube.com/watch?v=u6MDROsc6ds 10:20 AM ET Mon, 15 Oct 2018 Transcript: It's the largest defense industry merger ever. Harris agreeing to combine with L3 in an all stock deal, creating a 6th largest defense contractor in the US. Annual sales around $16 billion dollars. In terms of the deal itself, this is gonna create a company with a market cap of about $34 billion, transaction value of over $15 billion, which is why many folks are pointing to it as potentially the largest defense merger ever. Although inflation adjusted, that could be up for debate. The portfolio combines communications, electronic warfare, space. It could generate $3 billion dollars in free cash flow and $500 million in cost savings within three years. $200 million in savings according to the companies to be returned to customers, meaning mainly government. Up to $2 billion dollars earmarked for stock buybacks in the year after closing. Now, I did catch up with the CEOs of both companies to discuss the deal details. Chris Kubasik the CEO and chairman of L3, Bill Brown, the CEO and chairman of Harris Corp. I asked them why are they looking to merge now and Harris’s Brown said that in the environment of strong US economy, defense spending coming up, that there's this need for more investment and to deliver more solutions to customers, that requires scale, more spending, a broader set of capabilities with Kubasik also noting that both companies are strong right now and that this is really something of a unique deal given the fact that they're doing it when they’re both performing so well as standalones. I also asked Kubasik who has said since he became CEO at the beginning of the year that his goal was to create the quote/unquote sixth prime with L3, that this appears to get them on to that trajectory, combined spending 4% of revenue on R&D, that is by far industry leading. They've had positive feedback from the other five primes and that in terms of the biggest opportunities here, Harris' brown telling me that where the defense department is moving its multidomain battle, you got to connect capabilities across the warfighting domains and by combining these two portfolios it gives both companies together greater opportunities to do just that. They’re gonna have more content on F-16 fighter jets, F-18s, F-35s. This is gonna give them broader capabilities in terms of things like radio communications for the army and just in terms of the merger it's supposed to close the middle of next year. And they said that, you know, this makes sense given the fact that these two men have a long-standing relationship together. L3 up 11% right now, Harris is up 9% on this deal news. Well, that's adding to the overall market value very nicely. That's a very good, very interesting reception so far from the marketplace given those numbers. You said they know each other well. You know it's interesting, Morgan. Merger of equals, they do occur but they are not without their own challenges in part what we call social issues. In this case you've got one CEO taking over for two years and then the other taking over and a split board of directors. But sometimes you can lack in sort of same vision or leadership. Do you get any sense as to how well these guys know each other and how much they buy into the combined vision they have for this company? I get the sense that they -- well, they've known each other for years now, and I asked them how long this deal has been in the works and Kubasik came on as CEO, he took a CEO role at L3 back in January, and I think as soon as that happened they started having conversations about how they could team up and partner together. It evolved as those discussions continued and really picked up over the summer and in recent months it became much more of a merger of equals opportunity, but they’ve known each other a long time and greatly respect each other so I think for them they feel like at this point in time a deal together makes sense. 1

Yeah, well, they are getting the reception they hoped for in the marketplace, at least so far. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could 2 cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements. 3